Contact

www.linkedin.com/in/john-presti-6974b8a4 (LinkedIn)

Top Skills

Leadership

Customer Service

Project Management

John Presti

Client Services Manager at Payroll4free.com

Stow, Ohio, United States

Experience

Payroll4free.com

VP Client Services

April 2013 - Present (11 years 5 months)